BERU Aktiengesellschaft
Mörikestr. 155
D-71636 Ludwigsburg
Deutschland
Tel.: +49/7141/132-246
Fax: +49/7141/132-586

SUPPL

04 APR -9 AM 7:21

BERU

Corporate
Communications
Investor Relations

From/Von: **Stephanie Schaefer/SIR**

Date/Datum: **08.04.2004**

To/An: **Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC, 20549

04024291

Fax: **001-202 942 9624**

BERU Aktiengesellschaft. Exemption number: 82-34 750

PROCESSED
APR 14 2004
THOMSON
FINANCIAL

Dear Sir, Madame,

please find as page 2 the BERU AG press release;

Gregor Böhm and Dr Volker Grub join the BERU Supervisory Board

Your´s sincerly

i.A. S. Schaefer

Stephanie Schaefer
Corporate Communications/Investor Relations

dlw 4/13

BERU

Press release

Gregor Böhm and Dr Volker Grub join the BERU Supervisory Board

Content: G. Böhm and Dr V. Grub join the BERU Supervisory Board

Target group: Investors, Business press

Ludwigsburg, 8 April 2004 --- **Gregor Böhm and Dr Volker Grub have been appointed members of the Supervisory Board of the Ludwigsburg-based automotive supplier BERU AG by Ludwigsburg county court as of 5 April 2004. They have been appointed for the interim period up to the company's next ordinary Annual General Meeting.**

Gregor Böhm, Managing Director of The Carlyle Group Private Equity GmbH, Munich, and the Stuttgart-based business lawyer Dr Volker Grub, Senior Partner of Wellensiek Grub & Partner, will join the six-strong Supervisory Board of BERU AG. They shall be taking the places of Dr Gerhard Wacker and Winfried Witte, both of whom retired from the supervisory board of the Ludwigsburg-based automotive supplier on 31 March 2004.

For further information, please contact:

BERU Group
Corporate Communications/ Investor Relations

Mörikestr. 155
71636 Ludwigsburg
Tel.: +49-(0)7141-132-246
Fax: +49-(0)7141-132-586
Email: investor-relations@beru.de